Suite 900 607 14th St., NW Washington DC 20005-2018 t 202 508 5800 f 202 508 5858

October 15, 2014	direct dial 202 508 5852 direct fax 202 204 5614 eolifer@kilpatricktownsend.com

VIA EDGAR

Ms. Kathryn McHale
Senior Staff Attorney
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-4561

Re:          Ottawa Savings Bancorp, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed August 22, 2014
File No. 000-51367

Dear Ms. McHale:

On behalf of Ottawa Savings Bancorp, Inc. (the “Company”) enclosed please find a revised response to Comment No. 2 included in the staff’s comment letter dated August 27, 2014.  To aid in your review, we have repeated Comment No. 2 followed by the Company’s revised response to such comment.

Comment No. 2

Please revise your proxy statement to include two years of audited financial statements for Twin Oaks Savings Bank.  Please refer to section 1140.3 of the Division of Corporation Finance Financial Reporting Manual.

Response to Comment No. 2

As discussed with the Commission’s accounting staff, the Company believes that only one year of audited financial statements for Twin Oaks is required under Section 8-04 of Regulation S-X.  The Company calculated each of the three tests required by Section 8-04(b) of Regulation S-X for smaller reporting companies as follows:
Test 1: Investment Test (dollars in thousands) Twin Oaks Savings Bank (at March 31, 2014)	$6,661	= 3.90%
Ottawa Savings Bancorp, Inc. (consolidated at December 31, 2013)	170,610
Test 2: Assets Test (dollars in thousands) Twin Oaks Savings Bank (at March 31, 2014)	$67,948	= 39.83%
Ottawa Savings Bancorp, Inc. (consolidated at December 31, 2013)	170,610

Ms. Kathryn McHale
Senior Staff Attorney
U.S. Securities and Exchange Commission
October 15, 2014

Test 3: Income Test (dollars in thousands) Twin Oaks Savings Bank (average of prior five years pre-tax income) (1)	$418	= 28.45%
Ottawa Savings Bancorp, Inc. (pre-tax income at December 31, 2013)	1,469
 _______________________
(1) Calculated in accordance with the computational note to Section 8-04(b) of Regulation S-X using pre-tax historical annual income of Twin Oaks Savings Bank as follows (in thousands):

March 31, 2014	March 31, 2013	March 31, 2012	March 31, 2011	March 31, 2010	Average of Previous Five Years
$ 704 (a)	$ 291	$ 97	$ 519	$ 480	$ 418
          ____________________
           (a)  Reflects the absolute value of a $704 loss.

Based on its calculations above, the Company determined that the conditions specified in tests (2) and (3) above exceeded 20% but did not exceed 40%.  As a result, the Company included only one year of audited financial statements for Twin Oaks in its proxy statement.

The Company believes that the average of Twin Oaks’ pre-tax historical annual income over the previous five years more accurately represents the historical income of Twin Oaks and is a more accurate indicator of the impact of the acquisition on the Company going forward.  The $704,000 pre-tax loss incurred by Twin Oaks for the fiscal year ended March 31, 2014 was primarily the result of provisions for loan losses totaling $874,000 required for certain nonperforming loans identified during the year.  Twin Oaks’ provision for loan losses was considerably smaller for the three months ended June 30, 2014 ($53,000) and for the fiscal year ended March 31, 2013 ($249,000).  The loss recorded in fiscal 2014 was unusual due to the elevated provision for loan losses and does not accurately reflect the historical or expected impact of the income of Twin Oaks on the Company.  In addition, because Twin Oaks’ entire loan portfolio will be marked to market by the Company in connection with the merger, the Company does not anticipate material additional expenses for loan losses relating to Twin Oaks’ loan portfolio following the completion of the merger.

Ms. Kathryn McHale
Senior Staff Attorney
U.S. Securities and Exchange Commission
October 15, 2014

*           *           *

The Company hereby acknowledges that:

●	the Company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments regarding the above-referenced filing, please contact the undersigned at 202.508.5852.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP
/s/ Edward G. Olifer Edward G. Olifer

cc:	Jon Kranov, Ottawa Savings Bancorp, Inc. Marc Kingry, Ottawa Savings Bancorp, Inc. Stephen F. Donahoe, Kilpatrick Townsend & Stockton LLP